SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2019

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

Corporate Taxpayer ID (CNPJ): 42.150.391/0001-70

Company Registry (NIRE): 29.300.006.939

Publicly Held Company

MATERIAL FACT

Braskem S.A. (“Braskem” or “Company”), in compliance with CVM Instruction 358/02, announces the nomination of its current Chairman of the Board, Roberto Simões, to serve as the new Chief Executive Officer of the Company, effective January 1, 2020. Fernando Musa will continue to serve as CEO, through December 31, 2019, to support the transition.

Under the leadership of its current CEO, Fernando Musa, Braskem has consolidated its position as the world's sixth-largest thermoplastic resin producer, delivered record-high EBITDA of R$12.3 billion in 2017, reinforced its governance and compliance practices in line with best global references and embarked on its digital transformation.

Previously, Roberto Simões served as the CEO of Ocyan Participações S.A. from 2014 to September 2019, of Odebrecht Defesa e Tecnologia from 2010 to 2012, and of Santo Antonio Energia S.A. from 2008 to 2010. At Braskem he served as Executive Vice-President from 2004 to 2008. AT iG-Internet Group he served as COO and CEO from 2000 to 2004. Roberto Simões holds a B.Sc. in Mechanical Engineering from the Federal University of Bahia (UFBA) and has completed the Petrochemical Maintenance & Project Engineering Program (CEMANT) of Petrobras/UFBA.

As the new CEO of Braskem, his priorities will include maintaining the competitiveness of all operations of the Company and continuing to implement the feedstock and geographic diversification strategy.

The nomination of Roberto Simões as CEO will be submitted to Braskem’ s Board of Directors for approval. Also, an Extraordinary Shareholders' Meeting will be called to elect a new Chairman of the Board of Directors.

For more information, contact Braskem’s Investor Relations Department by calling +55 (11) 3576-9531 or by sending an e-mail to braskem-ri@braskem.com.br.

São Paulo, November 21, 2019

Pedro van Langendonck Teixeira de Freitas

Chief Financial and Investor Relations Officer

Braskem S.A.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 21, 2019
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.